Exhibit 1

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2 - 3

Interim Condensed Consolidated Statements of Income and Comprehensive income	4 - 5

Interim Statements of Changes in Shareholders' Equity	6 - 7

Interim Condensed Consolidated Statements of Cash Flows	8 - 9

Notes to Interim Condensed Consolidated Financial Statements	10 - 19

- - - - - - - - - - - -

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,700	$6,066
Trade receivables (net of allowance for doubtful accounts of $1,200 and $1,282 as of June 30, 2017 and December 31, 2016, respectively)	14,273	11,464
Other accounts receivable and prepaid expenses	3,008	2,504
Inventories	5,915	5,242

Total current assets	28,896	25,276

LONG-TERM ASSETS:
Long term loans to related parties	940	831
Long-term accounts receivable	588	564
Severance pay fund	3,340	2,878
Property and equipment, net	5,752	5,614
Other intangible assets, net	1,939	2,178
Goodwill	40,759	38,107
Deferred tax asset	478	1,433

Total long-term assets	53,796	51,605

Total assets	$82,692	$76,881

The accompanying notes are an integral part of the interim consolidated financial statements.

2

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2017	2016
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$5,211	$4,836
Trade payables	6,539	7,116
Deferred revenues and customer advances	1,079	1,037
Other accounts payable and accrued expenses	7,671	6,839

Total current liabilities	20,500	19,828

LONG-TERM LIABILITIES:
Long-term loans from banks	7,525	10,182
Deferred revenues and other long-term liabilities	988	976
Accrued severance pay	3,808	3,206

Total long term liabilities	12,321	14,364

EQUITY:
Pointer Telocation Ltd.'s shareholders' equity:
Share capital
Ordinary shares of NIS 3 par value -
Authorized: 16,000,000 unaudited shares at June 30, 2017 and December 31, 2016; Issued and outstanding: 8,033,794 and 7,873,919 shares at June 30, 2017 and December 31, 2016, respectively	5,970	5,837
Additional paid-in capital	128,798	128,438
Accumulated other comprehensive income	(2,477)	(5,633)
Accumulated deficit	(82,588)	(86,115)

Total Pointer Telocation Ltd.'s shareholders' equity	49,703	42,527

Non-controlling interest	168	162

Total equity	49,871	42,689

Total liabilities and equity	$82,692	$76,881

The accompanying notes are an integral part of the interim consolidated financial statements.

3

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited		Unaudited

Revenues:
Products	13,829	11,555	7,147	6,048	22,784
Services	25,243	19,485	12,894	10,166	41,569

Total revenues	39,072	31,040	20,041	16,214	64,353

Cost of revenues:
Products	8,753	7,178	4,477	3,782	13,904
Services	10,621	8,774	5,258	4,702	18,672

Total cost of revenues	19,374	15,952	9,735	8,484	32,576

Gross profit	19,698	15,088	10,306	7,730	31,777

Operating expenses:
Research and development	1,987	1,824	1,017	919	3,669
Selling and marketing	6,761	5,615	3,456	2,968	11,774
General and administrative	5,634	4,227	2,886	2,093	9,004
Amortization of intangible assets	226	195	113	105	473
One time acquisition related costs	-	-	-	-	609

Total operating expenses	14,608	11,861	7,472	6,085	25,529

Operating income	5,090	3,227	2,834	1,645	6,248
Financial expenses, net	419	243	259	323	1,046
Other expenses (income), net	-	(4)	-	2	9

Income before taxes on income	4,671	2,988	2,575	1,320	5,193
Taxes on income	1,138	854	609	276	1,845

Net income from continuing operations	3,533	2,134	1,966	1,044	3,348
Net income (loss) from discontinued operations, net	-	154	-	(168)	154
Net income	3,533	2,288	1,966	876	3,502

The accompanying notes are an integral part of the interim consolidated financial statements.

4

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited

Profit (loss) from continuing operations attributable to:
Pointer Telocation Ltd.'s shareholders	3,527	2,123	1,969	1,037	3,324
Non-controlling interests	6	11	(3)	7	24

	3,533	2,134	1,966	1,044	3,348

Profit (loss) from discontinued operations attributable to:
Pointer Telocation Ltd.'s shareholders	-	120	-	(175)	120
Non-controlling interests	-	34	-	7	34

	-	154	-	(168)	154

Earnings per share from continuing operations attributable to Pointer Telocation Ltd.'s shareholders:
Basic net earnings per share	$0.44	$0.27	$0.24	$0.13	$0.43

Diluted net earnings per share	$0.44	$0.27	$0.24	$0.13	$0.42

Weighted average - Basic number of shares	7,942,957	7,787,009	7,978,102	7,789,365	7,820,767

Weighted average – fully diluted number of shares	8,070,953	7,924,421	8,111,119	7,934,321	7,938,290

The accompanying notes are an integral part of the interim consolidated financial statements.

5

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.'s Shareholders
	Number of shares	Share capital	Additional paid-in capital	Accumulated Other comprehensive income	Accumulated Deficit	Non- controlling interest	Total equity

Balance as of January 1, 2016	7,784,644	$5,770	$128,410	$(6,254)	$(71,822)	$(1,069)	$55,035

Issuance of shares in respect of Stock-based compensation	89,275	67	31	-	-	-	98
Stock-based compensation expenses	-	-	320	-	-	-	320
Exercise of options in subsidiary	-	-	(323)	323	-	-	-
Distribution of a subsidiary as a divided in kind	-	-	-	(213)	(17,737)	373	(17,577)
Other comprehensive income	-	-	-	511	-	800	1,311
Net loss attributable to Non-controlling interest	-	-	-	-	-	58	58
Net income attributable to Pointer shareholders	-	-	-	-	3,444	-	3,444

Balance as of December 31, 2016	7,873,919	$5,837	$128,438	$(5,633)	$(86,115)	$162	$42,689

Issuance of shares in respect of Stock-based compensation	159,875	133	143	-	-	-	276
Stock-based compensation expenses	-	-	217	-	-	-	217
Other comprehensive income	-	-	-	3,156	-	-	3,156
Net income attributable to Non-controlling interest	-	-	-	-	-	6	6
Net income attributable to Pointer shareholders	-	-	-	-	3,527	-	3,527

Balance as of June 30, 2017 (unaudited)	8,033,794	$5,970	$128,798	$(2,477)	$(82,588)	$168	$49,871

Accumulated other comprehensive income for six month that ended on June 30, 2017:

Accumulated foreign currency translation differences, net	(2,477)

Accumulated other comprehensive income	$(2,477)

The accompanying notes are an integral part of the interim consolidated financial statements.

6

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.'s Shareholders
	Number of	Share	Additional paid-in	Accumulated other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance as of January 1, 2016	7,784,644	$5,770	$128,410	$(6,254)	$(71,822)	$(1,069)	$55,035

Issuance of shares in respect of Stock-based compensation	14,600	5	2	-	-	-	7
Stock-based compensation expenses	-	-	94	-	-	-	94
Other comprehensive income	-	-	-	793	-	811	1,604
Transaction with shareholders	-	-	(323)	323	-	-	-
Distribution of a subsidiary as a dividend in kind	-	-	-	(213)	(17,737)	373	(17,577)
Net income attributable to Non -controlling interest	-	-	-	-	-	45	45
Net income attributable to Pointer Telocation Ltd's shareholders	-	-	-	-	2,243	-	2,243

Balance as of June 30, 2016 (unaudited)	7,799,244	$5,775	$128,183	$(5,351)	$(87,316)	$160	$41,451

Accumulated other comprehensive income for six month that ended on June 30, 2016:

Accumulated foreign currency translation differences, net	(5,351)

Accumulated other comprehensive income	$(5,351)

The accompanying notes are an integral part of the interim consolidated financial statements.

7

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited		Unaudited

Cash flows from operating activities:

Net income	$3,533	$2,288	$1,966	$876	$3,502

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,451	1,775	601	877	3,258
Accrued interest and exchange rate changes of debenture and long-term loans	-	74	-	290	29
Accrued severance pay, net	112	121	54	74	20
Gain from sale of property and equipment, net	(67)	(179)	(49)	(53)	(232)
Stock-based compensation	217	94	106	36	320
Decrease in trade receivables, net	(2,127)	(4,284)	(1,202)	(585)	(3,489)
Decrease (increase) in other accounts receivable and prepaid expenses	(480)	(906)	131	(249)	(942)
Decrease (increase) in inventories	(567)	443	(418)	207	(1,063)
Decrease in deferred income taxes	822	1,038	452	248	1,774
Decrease (increase) in long-term accounts receivable	52	(9)	123	126	99
Increase (decrease) in trade payables	(1,211)	2,042	(732)	296	3,346
Increase in other accounts payable and accrued expenses	994	2,460	192	1,293	2,455

Net cash provided by operating activities	2,729	4,957	1,224	3,436	9,077

Cash flows from investing activities:
Purchase of property and equipment	(1,112)	(2,861)	(344)	(1,284)	(4,129)
Purchase of other intangible assets	-	(115)	-	(115)	(115)
Proceeds from sale of property and equipment	55	594	37	118	648
Acquisition of subsidiary (a)	-	-	-	-	(8,531)

Net cash used in investing activities	(1,057)	(2,382)	(307)	(1,281)	(12,127)

The accompanying notes are an integral part of the interim consolidated financial statements.

8

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited		Unaudited

Cash flows from financing activities:
Receipt of long-term loans from banks	-	95	-	-	6,263
Repayment of long-term loans from banks	(2,013)	(2,250)	(1,063)	(1,123)	(4,976)
Proceeds from issuance of shares and exercise of options, net of issuance costs	276	-	197	-	98
Short-term bank credit, net	(302)	128	(21)	83	716
Distribution as a dividend in kind of previously consolidated subsidiary (a)	-	(1,870)	-	(1,870)	(1,870)

Net cash used in financing activities	(2,039)	(3,897)	(887)	(2,910)	231

Effect of exchange rate on cash and cash equivalents	1	(280)	(84)	(155)	(462)

Decrease in cash and cash equivalents	(366)	(1,602)	(54)	(910)	(3,281)
Cash and cash equivalents at the beginning of the period	6,066	9,347	5,754	8,655	9,347

Cash and cash equivalents at the end of the period	$5,700	$7,745	$5,700	$7,745	$6,066

(a) Acquisition of subsidiary:
Working capital (Cash and cash equivalent excluded)	$-	$-	$-	$-	$(334)
Property and equipment	-	-	-	-	(1,239)
Intangible assets	-	-	-	-	(2,098)
Goodwill	-	-	-	-	(6,070)
Deferred taxes	-	-	-	-	714
Payables for acquisition of investments in subsidiaries	-	-	-	-	496

	$-	$-	$-	$-	$(8,531)

(b) Distribution as a dividend in kind of previously consolidated subsidiary:
The subsidiaries' assets and liabilities at date of distribution:
Working capital (excluding cash and cash equivalents)	$-	$(5,443)	$-	$(5,443)	$(5,443)
Property and equipment	-	7,048	-	7,048	7,048
Goodwill and other intangible assets	-	15,883	-	15,883	15,883
Other long term liabilities	-	(1,781)	-	(1,781)	(1,781)
Non-controlling interest	-	373	-	373	373
Accumulated other comprehensive loss	-	(213)	-	(213)	(213)
Dividend in kind	-	(17,737)	-	(17,737)	(17,737)

	$-	$(1,870)	$-	$(1,870)	$(1,870)

(c) Non-cash activity:
Purchase of property and equipment	$156	$39	$54	$(12)	$48

(d) Supplemental disclosure of cash flow activity:
Cash paid during the year for:
Interest	$380	$270	$176	$132	$567
Income taxes	$291	$27	$144	$22	$20

The accompanying notes are an integral part of the interim consolidated financial statements.

9

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	Pointer Telocation Ltd. (the “Company”) is a leading provider of MRM products and services for the automotive, insurance industries and other mobile tracking markets (such as cargo, assets, containers, etc.). The Company's products segment Cellocator, is focused on the design, development and production of leading MRM products including: devices for asset tracking; fleet management and security products. These products are both sold worldwide to third party MRM service providers, as well as internally to our own MRM service provider segment. Communication systems contained within our products and tracking hardware utilize either radio frequency or GPRS/GSM technologies. The Company's services segment MRM, offers a range of services including inter alia: asset tracking; fleet management services; and SVR. MRM services are provided primarily in Israel, Brazil, Argentina, Mexico and South Africa and are sold as a bundle which includes both customizable software-as-a-service (SaaS) and our state-of-the-art Cellocator products, which are accordingly calibrated to meet the individual demands of customers and their software needs.

b.	On June 8, 2016 the Company spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd. ("Shagrir"), through which the Company carried out its road side assistance (RSA) activities and listed Shagrir's shares on the Tel Aviv Stock Exchange. The results of Shagrir until the spin-off are included in the Company's results and presented as discontinued operations (see note 9).

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim financial statements:

The accompanying consolidated balance sheet as of June 30, 2017, consolidated statements of income and comprehensive income for the three and six months ended June 30, 2017 and 2016 and the consolidated statements of cash flows for the three and six months ended June 30, 2017 and 2016 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the preparation of the consolidated financial statements, the Company applied the significant accounting policies, on a consistent basis to the audited consolidated annual financial statements of the Company as of 31 December 2016.

In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2017, the Company's consolidated cash flows and financial performance for the three and six months ended June 30, 2017 and 2016.

The balance sheet as of December 31, 2016 has been derived from the audited consolidated financial statements as of such date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete set of financial statements.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2016 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on April 27, 2017.

10

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Results for the three and six months ended June 30, 2017 are not necessarily indicative of results that may be expected for the year ending December 31, 2017.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Principles of consolidation:

Our consolidated financial statements include the accounts of the Company and its' wholly and majority owned subsidiaries, referred to herein as the group.

Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Accounting Standards still not effective

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, an updated standard on revenue recognition and issued subsequent amendments to the initial guidance in March 2016, April 2016, May 2016 and December 2016 within ASU 2016-08, 2016-10, 2016-12, 2016-20, respectively. The new standards provide enhancements to the quality and consistency of how revenue is reported while also improving comparability in the financial statements of companies reporting using IFRS and US GAAP. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. ASU 2014-09 is effective for annual and interim reporting periods beginning after December 15, 2017 and may be adopted either on a full retrospective or modified retrospective approach. The Company is in the process of evaluating the effect the new revenue recognition standard will have on its consolidated financial statements and related disclosures but has not completed its evaluation and implementation process. The Company intends to complete this process in 2017 and will adopt the new standard on January 1, 2018. The Company has not yet selected a transition method nor has it determined the impact of the new standard on its consolidated condensed financial statements.

11

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02) which amends the FASB Accounting Standards Codification and created Topic 842, "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provides for enhanced disclosures. Leases will continue to be classified as either finance or operating. ASU 2016-02 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. Full retrospective application is prohibited and early adoption by public entities is permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016- 09"). The update simplifies several aspects of accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods, early adoption is permitted. The Company is currently evaluating the impact that adopting this new accounting standard will have on its consolidated financial statements.

In June 2016, the Financial Accounting Standards Board issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326)" ("ASU 2016-13"). ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

In January 2017, the FASB has issued Accounting Standards Update (ASU) No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” These amendments eliminate Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. Effective for public business entities that are a SEC filers for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 should be adopted on a prospective basis. The Company does not anticipate the adoption of ASU 2017-04 will have a material impact on its consolidated financial statements.

12

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718) Scope of Modification Accounting (“ASU 2017-09”). ASU 2017-09 provides clarification on when modification accounting should be used for changes to the terms or conditions of a share-based payment award. This ASU does not change the accounting for modifications but clarifies that modification accounting guidance should only be applied if there is a change to the value, vesting conditions, or award classification and would not be required if the changes are considered non-substantive. The Company is currently evaluating the impact that adopting this new accounting standard will have on its consolidated financial statements.

NOTE 3:-	INVENTORIES

	June 30,	December 31,
	2017	2016
	Unaudited

Raw materials	$3,047	$2,510
Work in process	185	89
Finished goods	2,683	2,643

	$5,915	$5,242

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

b.	Collateral:

The Company provided bank guarantees in the amount of $419 in favor of its lessor customs and customers.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of June 30, 2017 is $2,444. No royalties were accrued or paid during 2017 and 2016.

d.	Litigation:

1.	As of June 30, 2017, several claims were filed against the Company, mainly by customers. The claims are in an amount aggregating to approximately $173. The substance of the claims is the malfunction of the Company's products, which occurred during the ordinary course of business. The Company's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise in respect to these claims.

13

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	In August 2014, the Company's subsidiary Pointer Do Brasil Comercial Ltda. ("Pointer Brazil") received a notification of lack of payments of $ 515 of VAT tax
(Brazilian ICMS tax) plus $ 2,161 of interest and penalty totaling $ 2,676 of infraction. The Company is defending this litigation at court and made a provision of $79 thousands; the total timeframe of litigation is up to 14 years.

3.	In July 2015, the Company received a tax deficiency notice against Pointer Brazil, pursuant to which Pointer or Pointer Brazil is required to pay an aggregate amount of approximately US$ 12.8 million, as of June 2017. The claim is based on the argument that the services provided by Pointer Brazil should be classified as "Telecommunication Services", and therefore subject to the State Value Added Tax. The Company, based on the opinion of its legal counsel, is of the opinion that no material costs will arise in respect to these claims and has not made any provision in light of rulings of competent courts in Brazil which have rejected similar claims.

4.	In July 2017, subsequent to the balance sheet date, an application to recognize a claim as a class action has been filed against the Company (See note 10(a)).

e.	Commitments:

The Company and DBSI Investment Ltd. ("DBSI"), an equity owner in the Company (see Note 7), have a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $180. The agreement was renewed for a period of three additional years commencing on August 1, 2017.

f.	Covenants:

a.	In respect of the bank loans provided to the Company for the purpose of funding the acquisition of Pointer Brazil and Cielo Brazil and in connection with the utilization of its credit facilities, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders’ equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $20,000, starting December 31, 2007.

2.	The ratio of the Company and its subsidiaries' debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank, less cash) to the annual EBITDA will not exceed 4 in 2010 and thereafter.

3.	The ratio of the Company’s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4.2 in 2013-2014, 3.5 in 2015, 3 in 2016 and 2.5 in 2017 and thereafter.

As of June 30, 2017, the Company is in compliance, and expects to remain in compliance in 2017, with the financial covenants of its credit facilities.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share from continuing operations:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited
Numerator:
Numerator for basic net earnings per share - Net income from continuing operations	$3,527	$2,123	$1,969	$1,037	$3,324

Numerator for diluted net earnings per share - Net income from continuing operations	$3,527	$2,123	$1,969	$1,037	$3,324

Denominator:
Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	7,943	7,787	7,978	7,789	7,821

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	8,071	7,924	8,111	7,934	7,938

Basic net earnings per share from continuing operations	$0.44	$0.27	$0.24	$0.13	$0.43

Diluted net earnings per share from continuing operations	$0.44	$0.27	$0.24	$0.13	$0.42

NOTE 6:-	INCOME TAXES

The effective tax rate for the six months ended June 30, 2017 was 24.3% as compared to 28.5% for the six months ended June 30, 2016.

NOTE 7:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	June 30,	December 31,
	2017	2016
	Unaudited

Other accounts payable and accrued expenses:
DBSI (see note 4e)	$53	$53

b.	Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited

Management fees to DBSI (see Note 4e)	$90	$90	$45	$45	$180
Sales to related parties	$39	$22	$13	$11	$106
Purchase from related parties	$504	$24	$247	$7	$847

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Long term loan related parties:

The Company has granted a long term loan to its related party Shagrir. The loan bears no interest and will not be paid before 31 December 2020. As of June 30, 2017 the loan balance is $940 thousands.

NOTE 8:-	SEGMENT INFORMATION

a.	The Company had three reporting segments until the spin-off of Shagrir (see note 1), of which the RSA segment was related to Shagrir's operation. Following the spin-off the Company discontinues the operation of the RSA segment and now conducts its operations through two reporting segments. The following segment identification is identical to the segment used in the latest annual audited consolidated financial report.

b.	The following presents segment results of operations for the six months ended June 30, 2017 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$12,535	$30,502	$(3,965)	$39,072

Segments operating profit	$1,150	$3,471	$469	$5,090

Segments tangible and intangible assets	$8,943	$37,403	$2,104	$48,450

Depreciation and amortization	$67	$1,384	$-	$1,451

Expenditures for assets	$102	$1,010	$-	$1,112

c.	The following presents segment results of operations for the six months ended June 30, 2016 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$11,193	$23,685	$(3,838)	$31,040

Segments operating profit	$772	$2,351	$104	$3,227

Segments tangible and intangible assets	$8,431	$25,627	$2,162	$36,220

Depreciation and amortization	$166	$964	$-	$1,130

Expenditures for assets	$51	$1,078	$-	$1,129

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8:-	SEGMENT INFORMATION (Cont.)

d.	The following presents segment results of operations for the three months ended June 30, 2017 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$6,383	$15,576	$(1,918)	$20,041

Segments operating profit	$699	$1,798	$337	$2,834

Segments tangible and intangible assets	$8,943	$37,403	$2,104	$48,450

Depreciation and amortization	$34	$567	$-	$601

Expenditures for assets	$44	$300	$-	$344

e.	The following presents segment results of operations for the three months ended June 30, 2016 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$5,591	$12,248	$(1,625)	$16,214

Segments operating profit	$166	$1,438	$41	$1,645

Segments tangible and intangible assets	$8,431	$25,627	$2,162	$36,220

Depreciation and amortization	$83	$530	$-	$613

Expenditures for assets	$31	$476	$-	$507

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8:-	SEGMENT INFORMATION (Cont.)

f.	The following presents segment results of operations for the year ended December 31, 2016:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$22,707	$49,620	$(7,974)	$64,353

Segments operating profit	$1,660	$4,708	$(120)	$6,248

Segments tangible and intangible assets	$8,359	$35,392	$2,148	$45,899

Depreciation, amortization and impairment expenses	$321	$2,295	$-	$2,616

Expenditures for assets	$135	$2,264	$-	$2,399

NOTE 9:-	DISCONTINUED OPERATION

a.	Below is data of the operating results attributed to the discontinued operation:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited		Unaudited

Revenue from sales	-	$18,247	-	$7,403	$18,247
Cost of sales	-	$15,260	-	$6,202	$15,260
Gross profit	-	$2,987	-	$1,201	$2,987

Selling, general and administrative expenses	-	$2,183	-	$917	$2,183
Operating income	-	$804	-	$284	$804

Financial expenses, net	-	$53	-	$33	$53
Other expenses, net	-	$348	-	$348	$348
Taxes on income	-	$249	-	$71	$249
Income (loss) from discontinued operation	-	$154	-	$(168)	$154

b.	Below is data of the net cash flows provided by (used in) the discontinued operation:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited		Unaudited

Operating activities	-	$116	-	$338	$116

Investing activities	-	$(1,187)	-	$(690)	$(1,187)

Financing activities	-	$251	-	$221	$251

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:-	SUBSEQUENT EVENTS

a.	On July 27, 2017 an application to recognize a claim as a class action has been filed, in the Central District Court, Israel, against the Company. The application is subject to the court's approval. In the application, the applicant claims that the basis for the claim is misleading some of the Company customers, claiming that during the last seven years the Company has charged them for a superior system while installing an inferior system. The claimed amount, if the claim is certified as a class action, is estimated by the applicant to be NIS 1,332 (USD 373) per client and NIS 50,000,000 (USD 14,005,602) in the aggregate. At this early stage the Company cannot estimate the chances of this claim.

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